UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DYNAVOX INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

26817F104

(CUSIP Number)

Steven Della Rocca

Vestar Capital Partners IV, L.P.

245 Park Avenue, 41st Floor

New York, NY 10167

(212) 351-1600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817F104

1.	Names of Reporting Persons. Vestar Capital Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,868,854 shares of Class A common stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,868,854 shares of Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,868,854 shares of Class A common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 41145W109

1.	Names of Reporting Persons. VCD Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,868,854 shares of Class A common stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,868,854 shares of Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,868,854 shares of Class A common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 41145W109

1.	Names of Reporting Persons. Vestar Associates IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,868,854 shares of Class A common stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,868,854 shares of Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,868,854 shares of Class A common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 41145W109

1.	Names of Reporting Persons. Vestar Executives IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,868,854 shares of Class A common stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,868,854 shares of Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,868,854 shares of Class A common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 41145W109

1.	Names of Reporting Persons. Vestar Associates Corporation IV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,868,854 shares of Class A common stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,868,854 shares of Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,868,854 shares of Class A common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.6%

14.	Type of Reporting Person (See Instructions) CO

Item 1.                    Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock (“Class A Common Stock”) of DynaVox Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2100 Wharton Street, Suite 400, Pittsburgh, PA 15203.

Item 2.                    Identity and Background

This Schedule 13D is being filed by (i) Vestar Capital Partners IV, L.P., a Delaware limited partnership (“VCP”), and VCD Investors LLC, a Delaware limited liability company (“VCD” and, together with VCP, the “Vestar Investors”), by virtue of their direct ownership of units of DynaVox Systems Holdings LLC (“DynaVox Holdings”) and their beneficial ownership of the Issuer’s Class A Common Stock, and (ii) Vestar Associates IV, L.P., a Delaware limited partnership (“VA”) (the sole general partner of VCP and the sole general partner of Vestar Executives I.V. L.P., a Delaware limited partnership (“VE”)); VE (the controlling member of VCD); and Vestar Associates Corporation IV, a Delaware corporation (“VAC”) (the general partner of VA), by virtue of their indirect control of the Vestar Investors. The Vestar Investors, VA, VE and VAC are collectively the “Reporting Persons” and individually a “Reporting Person.”

Attached as Schedule A hereto is certain information concerning the executive officers and directors of each of the Reporting Persons.

The Reporting Persons are principally engaged in the business of venture capital and private equity investment.  The address of the principal executive offices of the Reporting Persons is 245 Park Avenue, 41st floor, New York, NY 10167.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the  Reporting Persons, any of the persons listed on Schedule A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.                    Source and Amount of Funds or Other Consideration

VCP directly owns 11,323,465 units of DynaVox Holdings, and VCD directly owns 216,503 units of DynaVox Holdings.  These units were received in a reclassification of the outstanding limited liability company interests of DynaVox Holdings effected prior to the initial public offering of the Class A Common Stock of the Issuer.

Pursuant to an exchange agreement entered into in April 2010 (the “Exchange Agreement”), VCP and VCD (and certain permitted transferees) may, from and after April 27, 2011 (subject to the terms of the Exchange Agreement), exchange their units of DynaVox Holdings for shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As a holder exchanges its units of DynaVox Holdings, the Issuer’s interest in DynaVox Holdings will be correspondingly increased.  The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the text of Exhibit 2 hereto.

As a result of the Exchange Agreement, the Reporting Persons may be deemed to have acquired beneficial ownership of the securities reported herein on February 26, 2011, which is 60 days prior to April 27, 2011.

Item 4.                    Purpose of Transaction

The information set forth under Items 3 and 6 is hereby incorporated by reference.

All of the units of DynaVox Holdings (and beneficial ownership of Class A Common Stock reported herein) were acquired for investment purposes.  The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Mr. Roger C. Holstein, who is a managing director of Vestar, and Ms. Erin L. Russell, who is a principal with Vestar, are directors of the Issuer.  Mr. Holstein and Ms. Russell disclaim beneficial ownership of the Issuer’s Class A Common Stock beneficially owned by the Vestar Investors.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A to this Schedule 13D, currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.                    Interest in Securities of the Issuer

The ownership percentages set forth below are based on 9,383,335 shares of the Issuer’s Class A Common Stock outstanding as of February 1, 2011 as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on February 9, 2011.

(a) VCP directly owns 11,323,465 units of DynaVox Holdings, and VCD directly owns 216,503 units of DynaVox Holdings.  As a result of the Exchange Agreement, these units of DynaVox Holdings are exchangeable for shares of Class A Common Stock.  The units of DynaVox Holdings held by VCP and VCD represent 54.1% and 1.0%, respectively, of the total number of shares of Class A Common Stock outstanding.  VCP is controlled by its sole general partner, VA; VCD is controlled by its controlling member, VE; VE is controlled by its sole general partner, VA; and VA is controlled by its general partner, VAC.

The Reporting Persons and certain other securityholders of the Issuer have entered into an Amended and Restated Securityholders Agreement as described in Item 6 hereof.  To the best of the Reporting Persons’ knowledge, as of the date hereof, the group formed thereby may be deemed to beneficially own an aggregate of 17,868,854 shares of Class A Common Stock (based upon the group’s aggregate holdings of 17,607,904 units of DynaVox Holdings, an aggregate of 27,500 shares of Class A Common Stock held by executive officers of the Issuer who are parties to the Amended and Restated Securityholders Agreement and an aggregate of 233,450 shares of Class A Common Stock issuable upon the exercise of options that are exercisable within 60 days of the date hereof and that are held by executive officers of the Issuer who are parties to the Amended and Restated Securityholders Agreement), or 65.6% of the Issuer’s outstanding shares of Class A Common Stock.

(b) The Reporting Persons have and will have the sole power to vote and dispose of the shares of the Class A Common Stock that they beneficially own, by virtue of the relationships described above.

(c)  To the best knowledge of the Reporting Persons, none of the Reporting Persons or the individuals named in Schedule A to this Schedule 13D has effected a transaction in units of DynaVox Holdings or shares of Class A Common Stock during the past 60 days.

(d)  Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e)  Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

VCP directly holds one share of Class B common stock (the “Class B Common Stock”) of the Issuer, and VCD directly holds one share of Class B Common Stock. Each holder of Class B Common Stock is entitled to a number of votes at the Issuer’s stockholder meetings that is equal to the number of units in DynaVox Holdings held by such holder, regardless of the number of shares of Class B Common Stock held by such holder.

The following descriptions are qualified in their entirety by reference to the Exchange Agreement, the Registration Rights Agreement and the Amended and Restated Securityholders Agreement, all of which are incorporated by reference as exhibits 2, 3 and 4 hereto, respectively, and incorporated herein by reference.

EXCHANGE AGREEMENT

The information set forth under Item 3 is hereby incorporated by reference.

REGISTRATION RIGHTS AGREEMENT

The Reporting Person are party to a Registration Rights Agreement entered into in April 2010 pursuant to which the Issuer has agreed to register under the Securities Act of 1933 the exchange of units of DynaVox Holdings for shares of Class A Common Stock by the Reporting Persons and the other parties to the agreement.  In addition, the Reporting Persons have the right to request six times that the Issuer registers the sale of shares of Class A Common Stock held by them and may require the Issuer to make available shelf registration statements permitting sales of shares of Class A Common Stock into the market from time to time over an extended period.  In addition, the parties to the Registration Rights Agreement have the ability to exercise certain piggyback registration rights in respect of shares of Class A Common Stock held by them in connection with registered offerings requested by other registration rights holders or initiated by the Issuer.

AMENDED AND RESTATED SECURITYHOLDERS AGREEMENT

The Reporting Persons are party to an Amended and Restated Securityholders Agreement entered into in April 2010.  The Amended and Restated Securityholders Agreement include, until such time as the securityholders party to such agreement cease to own at least 25% of the total voting power of the Issuer, a voting agreement pursuant to which such securityholders have agreed to vote their shares to elect the Chief Executive Officer as a Director of the Issuer and, for so long as the Vestar Investors and their affiliates hold at least 10% of the Issuer’s total voting power, all of the remaining Directors of the Issuer as designated by the Vestar Investors and their affiliates.  The Amended and Restated Securityholders Agreement further prescribes a minimum number of five Directors of the Issuer. The Amended and Restated Securityholders Agreement further provides that the securityholders shall vote their shares as directed by the Vestar Investors or their affiliates with respect to the approval of any amendment(s) to the organizational documents of the Issuer or DynaVox Holdings or a change in control transaction of the Issuer or DynaVox Holdings.

Under the Amended and Restated Securityholders Agreement, the Issuer or DynaVox Holdings is required to provide to each securityholder intending to qualify as a “venture capital operating company” within the meaning of 29 C.F.R. §2510.3-101(d) and holding 5% of the total voting power of the Issuer, certain inspection, information and consultation rights, subject to certain limitations.

The Amended and Restated Securityholders Agreement also provides the other investors party to the agreement with “tag-along” rights in connection with certain transfers of stock of the Issuer or units of DynaVox Holdings by the Vestar Investors or their affiliates and provides the Vestar Investors and their affiliates with “take-along” rights, to require such other investors to consent to a proposed sale of DynaVox Holdings initiated by the Vestar Investors or their affiliates.

Item 7.                    Material to be Filed as Exhibits

1.             Joint Filing Agreement, dated March 1, 2011, among the Reporting Persons.

2.                                       Exchange Agreement, dated as of April 21, 2010, among DynaVox Inc. and the holders of units of DynaVox Systems Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

3.                                       Registration Rights Agreement, dated as of April 21, 2010, by and among DynaVox Inc. and the Covered Persons (as such term is defined therein) from time to time party thereto (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

4.                                       Amended and Restated Securityholders Agreement, dated as of April 21, 2010, among DynaVox Inc., DynaVox Systems Holdings LLC and the securityholders from time to time party thereto (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 1st day of March 2011.

VESTAR CAPITAL PARTNERS IV, L.P.

By:	Vestar Associates IV, L.P.,
its General Partner

By:	Vestar Associates Corporation IV,
its General Partner

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Authorized Signatory

VCD INVESTORS LLC

By:	Vestar Executives IV, L.P.,
its General Partner

By:	Vestar Associates IV, L.P.
its General Partner

By:	Vestar Associates Corporation IV,
its General Partner

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Authorized Signatory

VESTAR ASSOCIATES IV, L.P.

By:	Vestar Associates Corporation IV,
its General Partner

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Authorized Signatory

VESTAR EXECUTIVES IV, L.P.

By:	Vestar Associates Corporation IV,
its General Partner

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Authorized Signatory

VESTAR ASSOCIATES CORPORATION IV

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Authorized Signatory

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF
VESTAR ASSOCIATES CORPORATION IV

Name, Position, Citizenship*	Address
*United States (Unless Otherwise Indicated)	245 Park Avenue
41st Floor
New York, NY 10167

Daniel S. O’Connell, President and Chief Executive Officer; Sole Member of the Board of Directors

Arthur J. Nagle, Managing Director

James P. Kelley, Managing Director

Robert L. Rosner, Managing Director

Norman W. Alpert, Managing Director

Sander M. Levy, Managing Director

John R. Woodard, Managing Director

James L. Elrod, Managing Director

Steven Della Rocca, Managing Director and General Counsel

Brian P. Schwartz, Managing Director and Chief Financial Officer

EXHIBIT INDEX

1.             Joint Filing Agreement, dated March 1, 2011, among the Reporting Persons.

2.                                       Exchange Agreement, dated as of April 21, 2010, among DynaVox Inc. and the holders of units of DynaVox Systems Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

3.                                       Registration Rights Agreement, dated as of April 21, 2010, by and among DynaVox Inc. and the Covered Persons (as such term is defined therein) from time to time party thereto (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

4.                                       Amended and Restated Securityholders Agreement, dated as of April 21, 2010, among DynaVox Inc., DynaVox Systems Holdings LLC and the securityholders from time to time party thereto (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).